Exhibit 4

Date: October 21st, 2022

Sumitomo Pharma Co., Ltd.

6-8, Doshomachi 2-chome, Chuo-ku, Osaka

Osaka 541-0045, Japan

Attention: Hiroshi Nomura

                 Representative Director, President and CEO

Facility Commitment Letter

Ladies and Gentlemen:

You have advised Sumitomo Mitsui Banking Corporation (“SMBC”, “we” or “us”) that Sumitomo Pharma Co., Ltd. (the “Borrower”, the “Purchaser” or “SMP”) intends (i) to acquire (the “Acquisition”) Myovant Sciences Ltd. (the “Target” and, together with its subsidiaries and assets, the “Target Business”) by way of a reverse triangular merger between the Target and Zeus Sciences Ltd. (the “Merger Sub”, a wholly-owned direct subsidiary of Sumitovant Biopharma Ltd. (“SBL”), which itself is a wholly-owned direct subsidiary of the Borrower) whereby the Target will be a surviving entity pursuant to an agreement (including the exhibits and schedules thereto, collectively, the “Acquisition Documents”) to be entered into by and between, amongst others, SBL, the Merger Sub, the Target and, solely with respect to Article IX and Annex A of the Acquisition Documents, the Borrower, and (ii) in connection therewith, to repay certain existing indebtedness of the Target Business (the “Existing Indebtedness”). Upon consummation of the Acquisition, the Target will be a wholly-owned indirect subsidiary of the Borrower.

We further understand that the sources of funds required to effect the Acquisition, to fund the repayment of the Existing Indebtedness in full and to pay fees, commissions and expenses in connection with the Transactions (as defined below) will be a senior term loan facility to the Borrower of the amount in JPY equivalent to USD1.7 billion (the “Facility”) on the terms and subject to the conditions of this letter and the “Summary of Principal Terms and Conditions” attached hereto as Annex I (the “Term Sheet” and, collectively with this letter and the annexes hereto, this “Commitment Letter”). All references to “yen”, “JPY” or “¥” in this Commitment Letter are references to Japanese yen.

As used herein, the term “Transactions” means the Acquisition, the entering into of this Commitment Letter, the entering into of the Facility, the borrowing thereunder, the repayment of the Existing Indebtedness and the payments of fees, commissions and expenses in connection with each of the foregoing.

Section 1. Commitment. You have requested that SMBC commit to provide the Facility. SMBC (in such capacity, the “Initial Lender”) is pleased to advise you of its commitment to provide the entire amount of the Facility to the Borrower upon the terms and subject to the conditions set forth or referred to in this

Commitment Letter. The commitment of the Initial Lender hereunder is subject to the execution and delivery of definitive documentation (the “Financing Documentation”) with respect to the Facility reflecting, among other things, the terms and conditions set forth herein and in the Term Sheet. You agree that the drawdown of the Facility (the “Drawdown Date”) shall be prior to the closing date under the Acquisition Documents (the “Closing Date”) but in any event shall not occur until all the terms and conditions set forth herein and in the Term Sheet have been satisfied. You appoint SMBC as exclusive lender of the Facility. Until this Commitment Letter is terminated (except for being terminated upon the occurrence of the execution and delivery of the Financing Documentation by all the parties thereto), no other person shall be appointed as lender, arranger, underwriter or bookrunner; no other titles shall be awarded; and except as provided in this Commitment Letter, no other compensation shall be paid to any person, in connection with the Facility without our prior written consent.

Section 2. Conditions. The commitment of the Initial Lender hereunder is subject only to the satisfaction or waiver of the Funding Conditions (as defined in and set forth on the Term Sheet). Notwithstanding anything in this Commitment Letter, the Financing Documentation or any other letter agreement or other undertaking concerning the financing of the Transactions to the contrary, (i) the only representations the accuracy of which shall be a condition to availability and funding of the Facility on the Drawdown Date shall be the Acquisition Representations and the Specified Representations (as defined in the Term Sheet) and (ii) the terms of the Financing Documentation shall be in a form such that they do not impair availability of the Facility on the Drawdown Date if the conditions precedent set forth in the Term Sheet are satisfied (or waived).

Section 3. Information. You hereby represent and covenant (in the case of information regarding Target Business prior to the Closing Date, to your knowledge) that (a) all information (other than the Projections (as defined below)) that has been or will be made available to us by you, SBL and the Merger Sub or any of your or their respective representatives in connection with the Transactions (the “Information”), when taken as a whole, is and will be complete and correct in all material respects and does not and will not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements contained therein, in the light of the circumstances under which such statements are made, not misleading and (b) all financial projections, if any, that have been or will be made available to us by you, SBL and the Merger Sub or any of your or their respective representatives in connection with the Transactions (the “Projections”) have been and will be prepared in good faith based upon assumptions believed by you to be reasonable (it being understood that projections by their nature are inherently uncertain and no assurances are being given that the results reflected in the Projections will be achieved). You agree that if at any time prior to the Closing Date any of the representations in the preceding sentence would be incorrect if the Information and Projections were being furnished, and such representations were being made, at such time, then you will promptly supplement, or cause to be supplemented, the Information and Projections so that such representations will be correct at such time. You also agree to promptly advise us of all developments materially affecting you, SBL, the Merger Sub, the Target or any of their respective subsidiaries or affiliates or the Transactions (in the case of developments regarding the Target prior to the Closing Date, to your knowledge).

In providing this Commitment Letter, the Initial Lender is relying on the accuracy of the Information furnished to it by or on behalf of you, SBL and the Merger Sub and their respective affiliates without independent verification thereof.

Section 4. Indemnification. You will indemnify and hold harmless the Initial Lender and each of its affiliates and each of its officers, directors, employees, agents, advisors and representatives (each, an “Indemnified Party”) from and against any and all claims, damages, losses, liabilities and expenses (including without limitation, fees and disbursements of counsel), that may be incurred by or asserted or awarded against any Indemnified Party (including, without limitation, in connection with any investigation, litigation or proceeding or the preparation of a defense in connection therewith), in each case, arising out of or in connection with or by reason of this Commitment Letter or the Financing Documentation or the Transactions contemplated hereby or thereby or any actual or proposed use of the proceeds of the Facility, except to the extent such claim, damage, loss, liability or expense is found in a final, non-appealable judgment by a court of competent jurisdiction to have resulted primarily from the gross negligence or willful misconduct of such Indemnified Party or any of such Indemnified Party’s officers, directors or employees or intentional breach by such Indemnified Party or any of such Indemnified Party’s officers, directors or employees of any of their obligations under this Commitment Letter. In the case of an investigation, litigation or other proceeding to which the indemnity in this section applies, such indemnity will be effective whether or not such investigation, litigation or proceeding is brought by you, any of your directors, security holders or creditors, an Indemnified Party or any other person or an Indemnified Party is otherwise a party thereto and whether or not the transactions contemplated hereby are consummated.

No Indemnified Party will have any liability (whether in contract, tort or otherwise) to you or any of your affiliates or any of your security holders or creditors for or in connection with the Transactions contemplated hereby, except to the extent such liability is determined in a final non-appealable judgment by a court of competent jurisdiction to have resulted primarily from the gross negligence or willful misconduct of such Indemnified Party or any of such Indemnified Party’s officers, directors or employees or intentional breach by such Indemnified Party or any of such Indemnified Party’s officers, directors or employees of any of their obligations under this Commitment Letter. In no event, however, will any Indemnified Party be liable on any theory of liability for any special, indirect, consequential or punitive damages (including without limitation, any loss of profits, business or anticipated savings).

Section 5. Costs and Expenses. You will pay, or reimburse SMBC, in each capacity hereunder and under the Financing Documentation, on demand for, all out-of-pocket costs and expenses incurred by SMBC (whether incurred before or after the date hereof) in connection with the Facility and the preparation, negotiation, execution and delivery of this Commitment Letter, including without limitation, the reasonable fees and expenses of Japanese and local counsel, in Japanese Yen in Japan or, at SMBC’s direction, in the currency and at the place in which such costs or expenses were incurred, regardless of whether any of the Transactions contemplated hereby are consummated. You will also be liable to pay, and will pay all costs and expenses of SMBC (including without limitation, the reasonable fees and disbursements of counsel) incurred in connection with the enforcement of any of the rights and remedies under this Commitment Letter.

Section 6. Confidentiality. By accepting delivery of this Commitment Letter, you agree that this Commitment Letter is for your confidential use only and that neither its existence nor its terms will be disclosed by you to any person other than your affiliates and your and their respective officers, directors, employees, advisors, agents and representatives and the Target, the shareholders of the Target and their respective officers, directors, employees, advisors, agents and representatives, and then only on a confidential and “need to know” basis in connection with the Transactions contemplated hereby; provided, however, that you may make such public disclosures of the existence and the terms and conditions hereof as you are required by law to make.

Section 7. No Third Party Reliance, Not a Fiduciary, Etc. The agreement of the Initial Lender that issues a commitment to provide financing under the Facility is made solely for your benefit and may not be relied upon or enforced by any other person. Please note that those matters that are not covered or made clear herein are subject to mutual agreement of the parties. This Commitment Letter may not be amended or modified, or any provision hereof waived, except by a written agreement signed by all parties hereto.

You hereby acknowledge that the Initial Lender is acting pursuant to a contractual relationship on an arm’s length basis, and the parties hereto do not intend that the Initial Lender act or be responsible as a fiduciary to you, your management, stockholders, creditors or any other person. You and the Initial Lender hereby expressly disclaim any fiduciary relationship and agree they are each responsible for making their own independent judgments with respect to any transactions entered into between them. You also hereby acknowledge that the Initial Lender has not advised and is not advising you as to any legal, accounting, regulatory or tax matters, and that you are consulting your own advisors concerning such matters to the extent you deem appropriate.

You understand that SMBC and its affiliates (collectively, the “Group”) are engaged in a wide range of financial services and businesses (including investment management, financing, securities trading, corporate and investment banking and research). Members of the Group and businesses within the Group generally act independently of each other, both for their own account and for the account of clients. Accordingly, there may be situations where parts of the Group and/or their clients either now have or may in the future have interests or take actions that may conflict with your interests. For example, the Group may, in the ordinary course of business, engage in trading in financial products or undertake other investment businesses for their own account or on behalf of other clients, including without limitation, trading in or holding long, short or derivative positions in securities, loans or other financial products of you or their respective affiliates or other entities connected with the Facility or the Transactions contemplated hereby.

In recognition of the foregoing, you agree that the Group is not required to restrict its activities as a result of this Commitment Letter and that the Group may undertake any business activity without further consultation with or notification to you as long as the Group doesn’t use the information provided by you hereunder for their clients if the Group reasonably thinks such information would conflict with your interests. Neither this Commitment Letter nor the receipt by any member of the Group of confidential information nor any other matter will give rise to any fiduciary, equitable or contractual duties (including without limitation, any duty of trust or confidence) that would prevent or restrict the Group from acting on behalf of other customers or for its own account. Furthermore, you agree that neither the Group nor any member or business of the Group is under a duty to disclose to you or use on your behalf any information whatsoever about or derived from those activities or to account for any revenue or profits obtained in connection with such activities. However, consistent with the Group’s long-standing policy to hold in confidence the affairs of its customers, the Group will not use confidential information obtained from you except in connection with its services to, and its relationship with, you, provided however, that the Group will be free to disclose information in a manner as required by law, regulation, regulatory authority or other applicable judicial or government order.

Section 8. Assignment; Governing Law, Etc. This Commitment Letter and the commitment of the Initial Lender shall not be assignable by you without the prior written consent of us, and any purported assignment without such consent shall be void. We reserve the right to employ the services of our affiliates in providing services contemplated by this Commitment Letter and to allocate, in whole or in part, to our affiliates certain fees payable to us in such manner as we and our affiliates may agree in our sole discretion. You also agree that the Initial Lender may at any time and from time to time assign all or any portion of its respective commitments hereunder to one or more of its respective affiliates with a prior written notice. You further acknowledge that we may share with any of our affiliates, and such affiliates may share with us, any information related to you, SBL, the Merger Sub, the Target or any of your or their respective subsidiaries or affiliates (including, without limitation, information relating to creditworthiness) and the Transactions only on a confidential and “need to know” basis.

This Commitment Letter constitutes the entire contract among the parties relating to the subject matter hereof and supersede any and all previous agreements and understandings, oral or written, relating to the subject matter hereof. No party has been authorized by the Initial Lender to make any oral or written statements or agreements that are inconsistent with this Commitment Letter. This Commitment Letter may not be amended or any provision hereof waived or modified except by an instrument in writing signed by us and you. This Commitment Letter may be executed in any number of counterparts, each of which shall be an original and all of which, when taken together, shall constitute one agreement. Delivery of an executed counterpart of a signature page of this Commitment Letter by facsimile or other electronic transmission shall be effective as delivery of a manually executed counterpart of this Commitment Letter. Headings are for convenience of reference only and shall not affect the construction of, or be taken into consideration when interpreting, this Commitment Letter. This Commitment Letter is intended to be for the benefit of the parties hereto and is not intended to confer any benefits upon, or create any rights in favor of, and may not be relied on by, any persons other than the parties hereto, the Initial Lender and, to the extent contemplated hereby, each Indemnified Person.

THIS COMMITMENT LETTER SHALL BE GOVERNED BY, AND CONSTRUED IN ACCORDANCE WITH, THE LAWS OF JAPAN.

Section 9. Taxes; Payments. All payments under this Commitment Letter will, except as otherwise provided herein, (i) be made in Japanese Yen in Japan or, if specified by SMBC, in the currency and country in which such costs and expenses were incurred, (ii) be non-refundable when paid, (iii) not be subject to counterclaim or set-off for, or be otherwise affected by, any claim or dispute relating to any other matter and (iv) except as required by law, be made free and clear of and without deduction for any and all present or future applicable taxes, levies, imposts, deductions, charges or withholdings, and all liabilities with respect thereto (with appropriate gross up for withholding taxes). If you are required by law to deduct any such taxes, levies, imposts, deductions, charges or withholdings from or in respect of any sum payable to SMBC, you will promptly pay the amount deducted to the relevant authorities and indemnify the Initial Lender for any loss, cost, expense or other liability suffered by the Initial Lender by reason of any failure to make such deductions or make payment to the relevant authorities.

To the fullest extent permitted by law, you will make all payments under this Commitment Letter regardless of any defense or counterclaim, including without limitation, any defense or counterclaim based on any law, rule or policy which is now or hereafter promulgated by any governmental authority or regulatory body and which may adversely affect your obligation to make, or the right of the Initial Lender to receive, such payments.

Your obligation in respect of any sum due from it to the Initial Lender under this Commitment Letter will, notwithstanding any judgment in a currency other than Japanese Yen, be discharged only to the extent that on the business day following receipt by the Initial Lender of any sum adjudged to be so due in such other currency the Initial Lender may in accordance with normal banking procedures purchase Japanese Yen with such other currency; if Japanese Yen so purchased are less than the sum originally due to the Initial Lender in Japanese Yen, you agree, as a separate obligation and notwithstanding any such judgment, to indemnify the Initial Lender against such loss, and if Japanese Yen so purchased exceed the sum originally due to the Initial Lender in Japanese Yen, the Initial Lender agrees to remit to you such excess.

Section 10. Consent to Jurisdiction, Etc. You irrevocably and unconditionally submit to the non-exclusive jurisdiction of the Tokyo District Court over any suit, action or proceeding arising out of or relating to this Commitment Letter. To the extent that you have or hereafter may acquire any immunity from jurisdiction of any court or from any legal process (whether through service or notice, attachment prior to judgment, attachment in aid of execution, execution or otherwise) with respect to yourself or your property, you irrevocably waive such immunity in respect of your obligations under this Commitment Letter.

Section 11. Acceptance and Termination. Please indicate your acceptance of the provisions of this Commitment Letter by returning a scanned copy of the executed counterparts of this Commitment Letter in Portable Document Format (PDF) by electronic mail to the email address of Executive Officer, General Manager, Osaka Corporate Banking Dept.1, Sumitomo Mitsui Banking Corporation at or before 5:00 p.m. (Osaka time) on October 21st, 2022, the time at which SMBC’s commitment and other obligations hereunder (if not so accepted prior thereto) will terminate. This Commitment Letter and the commitment of the Initial Lender hereunder are also conditioned upon your acceptance of this Commitment Letter, and our receipt of executed counterparts hereof prior to the date and time set forth above. Upon the earliest to occur of (A) the execution and delivery of the Financing Documentation by all the parties thereto, (B) May 31st, 2023, if the Financing Documentation shall not have been executed and delivered by all such parties, and the borrowing thereunder shall not have occurred, prior to that date, (C) the date of the consummation of the Acquisition without the use of the Facility; (D) the date of any public announcement by the Borrower, SBL and/or the Merger Sub of the abandonment of the Acquisition; and (E) the date of termination of any Acquisition Document, the commitment of the Initial Lender hereunder shall automatically terminate unless the Initial Lender shall, in its sole discretion, agree to an extension in writing. Except for Sections 1 (other than the last sentence), 2 and 11, the terms of this Commitment Letter shall survive and continue after the Financing Documentation is signed. Without prejudice to the foregoing, Sections 4 to 11 inclusive shall survive and continue after any termination of this Commitment Letter and our obligations thereunder.

[Remainder of this page intentionally left blank; signatures follow.]

[Signature page of the Commitment Letter - Zeus]

Very truly yours,

SUMITOMO MITSUI BANKING CORPORATION as Initial Lender

By	/s/ Hajime Yokohata

Name:	Hajime Yokohata
Title:	Executive Officer General Manager Osaka Corporate Banking Dept.1

[Signature page of the Commitment Letter - Zeus]

ACCEPTED AND AGREED on October, 21st: 2022 SUMITOMO PHARMA CO., LTD.

By	/s/ Hiroshi Nomura
Name: Hiroshi Nomura Title: Representative Director, President and CEO

ANNEX I

SUMMARY OF PRINCIPAL TERMS AND CONDITIONS

JPY Term Loan Facility

Borrower:	Sumitomo Pharma Co., Ltd. (“SMP”)

Lender:	Sumitomo Mitsui Banking Corporation (“SMBC”).

Facility:	The amount in JPY equivalent to USD1.7 billion 12-month Term Loan Facility (the “Facility”).

Availability:	The Lenders’ commitment under the Facility will become effective on the execution date of the Financing Documentation and will terminate on the earliest to occur of:

(a) May 31st, 2023;

(b) the date of consummation of the Acquisition without the use of the Facility;

(c) the date of any public announcement by the Borrower, SBL and/or Merger Sub of the abandonment of the Acquisition; and

(d) the date of termination of any Acquisition Document.

Drawdown Date:	The full amount of the Facility shall be drawn down in a single drawdown prior to the Closing Date.

Final Maturity:	12 months from the Drawdown Date.

Repayment:	The Facility shall be repaid in full on the Final Maturity.

Voluntary Prepayments:	The loan under the Facility may be prepaid in whole or in part on 5 business days’ prior notice (but, if in part, by a minimum of JPY100 million).

Mandatory Prepayments:	Illegality;

Sale of all or substantially all of the shares in the Target or any subsidiary of the Target to any third party other than SMP’s wholly owned subsidiaries and Roivant Sciences Ltd. (“Roivant”) (with respect to Roivant, limited to any return of 4,243,005 Company Common Shares (as defined in the draft of the Acquisition Documents as of October 19, 2022, the “Draft Acquisition Documents”) are subject to return to Roivant pursuant to the Share Return Agreement dated as of

December 27, 2019 entered into between Roivant, SBL and the Borrower); and Sale of all or substantially all of the Target Business to any third party other than SMP’s wholly owned subsidiaries.

Purpose:	The Borrower shall use the proceeds of the Facility:

(i) to finance the Acquisition;

(ii) to finance the repayment of the Existing Indebtedness; and

(iii) to finance the costs and expenses incurred by the Borrower in connection therewith.

Currency:	Japanese yen

Interest Rate:	1 month JPY TIBOR plus Margin, provided that (i) if one month JPY TIBOR is less than zero, it shall be deemed to be zero and (ii) Interest will be calculated on the basis of a 365-day year and actual number of days elapsed.

Interest Periods:	1 month.

Margin:	0.60% per annum.

Default Interest Rate	Upon any payment event of default, the interest rate will be, with respect to overdue principal, 14% per annum.

Financing Documentation:	The Facility will be subject to the negotiation, execution, delivery and closing of the Financing Documentation in form and substance reasonably satisfactory to all parties to the transaction in all respects. The Financing Documentation will include, without limitation, prepayments, representations and warranties, covenants, events of defaults, indemnity for stamp and documentary taxes, other indemnities, increased costs and customary yield protection provisions, amendments, and other provisions customary in this type of transaction.

Guarantees and Security:	None.

Certain Funds:	During the period from and including the date of the Financing Documentation to and including the termination of all commitments with respect to the Facility (the “Certain Funds Period”), and notwithstanding (i) that any representation made on the date of the Financing Documentation was incorrect, (ii) any failure by the Borrower to comply with the affirmative covenants and negative covenants, (iii) any provision to the contrary in any Financing Documentation or otherwise or (iv) that any condition to the Financing Documentation may subsequently be determined not to have been satisfied, the Lender shall not be entitled to (1) cancel any of its commitments under the Facility (except as set forth in “Mandatory Prepayments” above), (2) rescind, terminate or cancel the Financing Documentation or exercise any right or remedy or make or enforce any claim under the Financing Documentation, related notes or otherwise it may have to the extent to do so would prevent, limit or delay the making of the loan, (3) refuse to make the loan; provided that the Funding Conditions have been satisfied or waived, or (4) exercise any right of set-off or counterclaim in respect of the loan to the extent to do so would prevent, limit or delay the making of the loan.

For the avoidance of doubt, (A) the rights and remedies of the Lender shall not be limited in the event that any Funding Condition is not satisfied or waived on the Drawdown Date and (B) immediately after the expiration of the Certain Funds Period, all of the rights, remedies and entitlements of the Lender shall be available notwithstanding that such rights were not available prior to such time as a result of the foregoing.

Funding Conditions:	The borrowing under the Facility shall be subject to the satisfaction or waiver of the following conditions:

(a)   the Lender shall have received at least three business days prior to the Drawdown Date all documentation and information about the Borrower and its subsidiaries mutually agreed to be required by regulatory authorities under applicable “know-your-customer” and anti-money laundering rules and regulations;

(b)   the Specified Representations shall be true and correct in all material respects, except for representations and warranties that are already qualified by materiality, which representations and warranties shall be true in all respects;

(c) there is no material breach of any provision of any Acquisition Document or Financing Documentation by any party thereto (other than the Lender);

(d) no Major Events of Default is continuing;

(e)   all conditions precedent set out in the Acquisition Documents (including, not limited to, that (A) each of the Borrower, SBL, the Merger Sub and the Target has obtained all authorizations and internal approvals required to complete the Acquisition and (B) no event shall have occurred which could reasonably be expected to have a Company Material Adverse Effect (as defined in the Draft Acquisition Documents)) have been (or will, on the Closing Date, be) satisfied or waived (in the case of waiver, (i) to the extent that such waiver would not have material adverse effect on the rights or interests of the Lender under this Commitment Letter and/or the Financing Documentation (including the material adverse effect on the Borrower’s capabilities to perform the obligations under this Commitment Letter and/or the Financing Documentation) or (ii) with the consent of the Lender);

(f) (Intentionally deleted)

(g) it not being illegal for the Lender to perform any of its obligations as contemplated by the Financing Documentation or to fund its participation in the loan under the Facility;

(h) (Intentionally deleted)

(i) the Lender shall have received a customary officer’s certificates of the Borrower certifying, including (without limitation), that:

(A)  as of the date of such certificate, all conditions precedent set out in the Acquisition Documents have been satisfied or waived (in the case of waiver, (i) to the extent that such waiver would not have material adverse effect on the rights or interests of the Lender under this Commitment Letter and/or the Financing Documentation (including the material adverse effect on the Borrower’s capabilities to perform the obligations under this Commitment Letter and/or the Financing Documentation) or (ii) with the consent of the Lender);

(B)  no material amendment to the Acquisition Documents which would have material adverse effect on the rights or interests of the Lender under this Commitment Letter and/or the Financing Documentation (including the material adverse effect on the Borrower’s capabilities to perform the obligations under this Commitment Letter and/or the Financing Documentation) have been made without the Lender’s consent;

(C) it is not aware of any breach of the Acquisition Representations that would entitle the Purchaser or its applicable affiliates to terminate any Acquisition Document; and

(D) the Acquisition will be completed after the Drawdown Date in all material respects in accordance with the Acquisition Documents;

(j) no Disruption Event is continuing; and

(k) the below documents shall have been delivered to the Lender:

(A) the final financial due diligence report(s);

(B) a copy of the Acquisition Documents;

(C) a certificate of commercial registration (rireki jikou zenbu shomeisho) of the Borrower;

(D) a certificate of the seal impression of the registered seal (inkan shomeisho) of the representative director of the Borrower;

(E) a certified copy of the articles of incorporation (teikan) of the Borrower;

(F) a seal/signature registration form (inkan/shomei todoke) of the Borrower in the form designated by the Lender; and

(G)  a certificate of the Borrower certifying that all internal actions required to approve the transaction contemplated by the Acquisition Documents and the Financing Documentation have been duly taken.

For purposes hereof, “Specified Representations” means the representations and warranties with respect to the Borrower as to corporate status; corporate power and authority; due authorization, execution and delivery; enforceability of the Financing Documentation; no conflict with organization documents or law; non-occurrence of material event to the performance of obligations under the Financing Documentation; pari passu; margin regulations and investment company act of 1940; anti-social forces; sanctions; anti-money laundering laws; US Patriot Act and no Major Events of Default.

For purpose hereof, “Major Events of Default” means any events of default resulting from non-payment or default in respect of financial indebtedness owed to SMBC; cross default; insolvency events; dissolution; cessation of businesses of the Borrower; suspension of banking transactions (torihiki teishi shobun) by any clearing house, densai.net Co., Ltd. or other similar institution; attachment or provisional attachment of obligations owed by the Lender to the Borrower, with respect to the Borrower.

For purposes hereof, “Disruption Event” means the inability of the Lender to fund a utilization under the Facility due to (i) the occurrence of any natural disaster or war; (ii) any suspension or disruption of electrical, communications or various clearing and settlement systems, (iii) any event that occurs within the relevant interbank market that makes impossible for banks to provide or borrow loans in JPY, or (iv) any other event not attributable to the Lender.

For purpose hereof, “Acquisition Representations” means the representations in the Acquisition Documents (but only to the extent that they are material to the interests of the Lender and that the Purchaser or its applicable affiliates have the right not to consummate the Acquisition, or to terminate their respective obligations (or otherwise do not have an obligation to close), under the Acquisition Documents as a result of a failure of such representations to be true and correct).

Representations and Warranties:	Customary for facility of this type or as reasonably deemed necessary or appropriate by the Lender (including materiality limitations and grace periods to be agreed) in respect of the Borrower.

Covenants/ Undertakings:	Customary for facility of this nature (to the reasonable satisfaction of the Lender) in respect of the Borrower and to include without limitation:

General undertakings

(a) maintenance of permits necessary for its material business and compliance with laws and regulations

(b) no change in its main business

(c)   restriction on merger/restructuring with or between any third party other than SMP’s wholly owned subsidiaries, disposal of all or substantial assets or business, decrease in paid-in capital, and acquisition of material assets or business (subject to certain exceptions to be determined)

(d) negative pledge (subject to certain exceptions to be determined)

(e) pari passu ranking

(f) anti-social forces

There is no financial undertaking.

Information undertakings

Information undertakings shall include the undertakings by the Borrower to deliver a certified copy of the agreements and documents entered into or delivered pursuant to the Acquisition Documents.

Events of Default:	Customary for facility of this type, including but not limited to non-payment, cross-default, non-compliance with obligations, insolvency, misrepresentation, and material adverse change in respect of the Borrower.

Transferability:	The Lender may not assign or transfer all or part of its rights and obligations to other financial institutions without the consent of the Borrower unless (i) an Event of Default or a potential Event of Default has occurred or (ii) the assignment or transfer is to another Lender or an affiliate of any Lender. The consent of the Borrower to an assignment or transfer must not be unreasonably refused, withheld or delayed. The Borrower will be deemed to have given its consent five business days after the Lender has requested it unless consent is expressly refused by the Borrower within that time.

The Lender shall be permitted to sell participations and pledge or otherwise grant a security interest in its interests in the Facility (provided, that, in each case, the Lender is not relieved of its obligations and liabilities with respect to the Facility) without the consent of the Borrower.

Expenses and Indemnity:	The Borrower shall pay all reasonable expenses of the Lender incurred in connection with the preparation, negotiation, execution, delivery and closing of the Facility and the Financing Documentation (including, without limitation, legal fees, duties, taxes, translation costs and other out of pocket expenses), in each case, whether or not any Financing Documentation is actually signed, the Facility closes or any drawdown occurs. In addition, the Borrower shall bear all duly documented costs and expenses (including attorney’s fees and expenses) incurred in relation to or in connection with (i) the administration of the Financing Documentation and the Facility by the Lender, and (ii) any amendments or waivers to the Financing Documentation or any consents or approvals thereunder, and (iii) the preservation or enforcement of any rights under or with respect to the Financing Documentation or at law.

The Lender (and together with its affiliates and its officers, directors, employees, advisors and agents, collectively, the “Indemnified Parties”) will have no liability for, and will be indemnified and held harmless against, any loss, liability, cost or expense incurred (including, without limitation, fees and expenses of counsel) in respect of the Financing Documentation, the Transactions, or the use or the proposed use of proceeds of the Facility (except to the extent that a court of competent jurisdiction, in a final non-appealable judgment, determines that such loss resulted primarily from the gross negligence or willful misconduct of such Indemnified Party or any of such Indemnified Party’s officers, directors or employees or intentional breach by such Indemnified Party or any of such Indemnified Party’s officers, directors or employees of any of their obligations under the Financing Documentation).

Notwithstanding anything contained herein to the contrary, no Indemnified Party shall be liable for any indirect, special, punitive or consequential damages (including without limitation, any loss of profits, business or anticipated savings) in connection with the Borrower’s or its activities related to any Facility.

Governing Law:	The laws of Japan.

Jurisdiction:	Non-exclusive jurisdiction of the Tokyo District Court.